Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-120886 and 333-132411 on Form S-8 of our report dated March 27, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding lawsuits related to alleged patent infringement and alleged misappropriation of trade secrets) relating to the consolidated financial statements of Monolithic Power System, Inc. (the “Company”), and our report dated March 27, 2006 on the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in this Annual Report on Form 10-K of Monolithic Power Systems, Inc. for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP

San Jose, California

March 27, 2006